Contact

www.linkedin.com/in/davidhayrikyan (LinkedIn)

Top Skills

Engineering
Lean Manufacturing
Continuous Improvement

Languages

English (Native or Bilingual)
Russian (Limited Working)

David Hayrikyan

Chief Technology Officer at bluShift Aerospace
Brunswick, Maine, United States

Summary

I'm committed to developing a green launch vehicle with our team at bluShift Aerospace, not only because it's right for our planet, but because it's right for our customers.

Experience

bluShift Aerospace

11 years 7 months

Chief Technology Officer
June 2021 - Present (5 years 2 months)
United States

Developing the first bio-fuel powered commercial rocket launch platform with a brilliant team of engineers.

Interim Chief Technology Officer
March 2021 - June 2021 (4 months)
Brunswick, Maine, United States

Working with a team of brilliant engineers to achieve consistent orbital payload deliveries using our bio-derived-fuel powered rockets.

Rocketman / Mechanical Engineer / 5 year old fulfilling his dreams with giant balls of fire
January 2015 - March 2021 (6 years 3 months)
Boxborough, MA and Brunswick, ME

We're making a launch platform for small satellites. It's got an extremely powerful bio-derived fuel, its a hybrid (no, not like a Prius), and we just had our first launch.

At bluShift, my job includes the following:

- Design, fabricate, assemble and test a proprietary oxidizer injection system that is sealed at pressures of over 1,000psi and integrated into the structural bulkhead of a rocket motor
- Reduce weight in critical structural members through finite element analysis, materials selection, and the use of generative design software

• Build and test a post-processor for a Tormach PathPilot CNC for use with Siemens NX CAM
• Develop the model and manufacturing process for an aerospike rocket nozzle including CAD design, machining (simultaneous 4-axis), and assembly
• Apply 5S methodology in documentation, operating procedures and shop organization
• Write, review and edit grant proposals, contributing to the $100,000 dollars raised for public funding

MACABItech

Founder and Technical Lead

January 2014 - Present (12 years 7 months)

Cambridge, Massachusetts, United States

• Direct clients in selecting production processes, making design decisions, and supply chain management
• Implement CAD/CAM/CAE tools in design and manufacturing processes for a diverse array of parts
• Research and compliance with regulatory requirements for structures, medical devices, aerospace parts
• Organize disciplined, documented processes for design, production and supply chain management
• Coordinate meetings, delegate tasks, and address the needs of team members in order to meet client
needs, vendor requests, and project deadlines.

MACABItech can integrate manufacturing expertise into any level of your engineering process. We are a design for manufacturing company specializing in CAD/CAE/Drafting, protoype development, CNC machined parts and production process design. Manufacturing expertise allows us improve your product and reduce iterations to reach a final design. When the time comes to machine prototypes and production parts, our diverse network of manufacturers will provide you with the confidence and quality to move your product forward, into the hands of your customers.
Send an email to david@macabitech.com.

A & A industries Inc.

Manufacturing Engineer

January 2010 - January 2016 (6 years 1 month)

Peabody, MA

As a Mechanical and Manufacturing Engineer at A&A Industries, my tasks include:

- Design and implement manufacturing processes for customers such as SpaceX (aerospace), Analogic
(medical device), and SPTS (semiconductor)
- Use CAD (NX, Inventor) for fixture assembly design, in-process part models and tool design
- Use CAM (NX and FeatureCAM) and post-processing skills to write 5-axis machine code files
- Develop 5S and manufacturing systems that rely on cutting edge technology (probing, laser probing, tool-balancing)
- Tool selection, ordering mechanism and documentation management (including a shop-wide tool standardization system)
- Lead Safety Committee meetings, delegate tasks, track issues and resolutions, and maintain inventory
- Train manufacturing engineers, machinists and operators in a litany of shop standard practices
- Scheduling and implement ing machine operation, set-up and maintenance

Education

Boston University

Bachelor's Degree, Mechanical Engineering · (2005 - 2009)